Metalico, Inc. 186 North Avenue East Cranford, New Jersey 07016 (908) 497-9610

October 4, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010
Attention: John Hartz
                 Senior Assistant Chief Accountant

Re:	Metalico, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and
June 30, 2007
File No. 1-32453
Dear Mr. Hartz:
     Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of September 6, 2007 replying to our letter to you of July 25, 2007 (the “July Response”) and setting forth comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006 (the “2006 10-K”) and Quarterly Reports on Form 10-Q for the Fiscal Quarters ended March 31, 2007 (the “March 10-Q”) and June 30, 2007 (the “June 10-Q”). The following information is submitted in response to your numbered comments.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
Note 17. Other Commitments and Contingencies, page F-32
Beacon Energy Corp. (fka AgriFuel Co.) Repurchase Obligations, page F-34
1.	We have read your response to comment three from our letter dated June 29, 2007. We appreciate the information you have provided to us concerning your repurchase obligations related to Beacon Energy Corp. In order for us to better understand the terms of this agreement, we have additional questions.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

•	Please clarify the meaning of section 5A(i)(b) of the Stock Subscription and Stockholder Agreement. We note that the Purchaser at their option could require Metalico to purchase their securities for consideration equal to the common stock of Metalico, at a price per-share equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser’s Capital Contribution was made, .. . . .”. It is unclear to us how this clause would operate. For example, it is unclear if the purchaser is entitled to the number of Metalico shares priced on a per-share basis as defined, equal to their original Capital Contribution, or twice the amount of the Capital Contribution. Clarify whether this clause allows for a fixed number of Metalico shares, or a variable number. We request that you provide us with a quantified example of this option, if exercised.
     The Company hereby advises the Staff on a supplemental basis as follows. Reference is made to the Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 (the “Stockholder Agreement”). The form of the Stockholder Agreement was filed with the Commission as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007. Capitalized terms used in this response with reference to the Stockholder Agreement have the meanings ascribed to them in the Stockholder Agreement.
     Section 5A(i) of the Stockholder Agreement as previously filed states in full:
     5A. Sale Rights. (i) Unless a Public Trading Event (as defined in Paragraph 5C) has occurred on or before November 30, 2007, each Purchaser shall have the right as of December 1, 2007, upon thirty (30) days written notice (a “Sale Notice”) to Metalico, to require Metalico to purchase all or a portion of the Securities of such Purchaser acquired pursuant to this Agreement for consideration equal to, at the option of such Purchaser, either:
     (a) cash in an amount equal to twice the portion of such Purchaser’s Capital Contribution allocable to the Securities subject to such sale, or
     (b) common stock of Metalico, at a per-share price equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser’s Capital Contribution was made, for the portion of such Purchaser’s Capital Contribution allocable to the Securities subject to such sale.
A Purchaser may in its discretion allocate any such sale of all or a portion of its Securities between the two options described in this Paragraph 5A(i).

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

     Sections 5A(i)(a) and 5A(i)(b) provide alternative methods of determining the consideration a Purchaser would be entitled to request for the portion of such Purchaser’s Beacon stock it could elect to put to Metalico under certain conditions more fully described in the Stockholder Agreement (i.e., the non-occurrence of a timely Public Trading Event).
•	Under Section 5A(i)(a), a Purchaser may request a cash payment.

•	Under Section 5A(i)(b), a Purchaser may request payment in Metalico common stock

•	Under the last sentence of Section 5A, a Purchaser may allocate between the two alternatives.
The amount of any Purchaser’s Capital Contribution, the date any Purchaser’s Capital Contribution was made, and the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser’s Capital Contribution was made are all readily ascertainable and were known on the day such Capital Contribution was made.
     The “twice the amount of the Capital Contribution” language referenced in the Staff’s question appears only in Section 5A(i)(a), the cash alternative section. Thus, for example, a Purchaser who invested $100,000 in Beacon stock under the Stockholder Agreement could, under certain circumstances, require Metalico to purchase its Beacon stock for $200,000.
     Section 5A(i)(b) makes no reference to “twice the amount of the Capital Contribution.” Thus, under this alternative a Purchaser is entitled only to a number of Metalico shares equivalent in value, according to the stated formula, to the Capital Contribution. Since all the numbers required to calculate the number of Metalico shares were established on the date the Capital Contribution was made, the number of Metalico shares is fixed and not variable. Thus, for example, on November 30, 2006, Metalico’s common stock closed at $4.68 per share on the American Stock Exchange. A Purchaser who invested $100,000 in Beacon stock under the Stockholder Agreement on that date could, under certain circumstances, require Metalico to purchase its Beacon stock for a number of shares of Metalico stock equal to its Capital Contribution ($100,000) divided by that day’s closing per-share price ($4.68), or 21,368 shares (rounded). Nothing in Section 5A(i)(b) supports a claim for payment of twice the Capital Contribution in Metalico stock.
     As noted, a Purchaser also has the right to allocate between the two alternatives. Thus, for example, a Purchaser who invested $100,000 in Beacon stock under the Stockholder Agreement on November 30, 2006 could, under certain circumstances, divide its request evenly into two puts of $50,000 each. In that case the Purchaser would be entitled to receive both (i) under Section 5A(i)(a), a cash payment of $100,000 (representing “an amount equal to twice the portion of such Purchaser’s Capital Contribution allocable to the Securities subject to such sale

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

[$50,000]”) and (ii) under Section 5A(i)(b), 10,684 shares of Metalico stock (representing “common stock of Metalico, at a per-share price equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser’s Capital Contribution was made [$4.68], for the portion of such Purchaser’s Capital Contribution allocable to the Securities subject to such sale [$50,000]”) (rounded).
•	Please provide us with a reasonably detailed update on the financial statement audit of Beacon and the status of Board Authorization.
     The Company hereby advises the Staff on a supplemental basis as follows.
     Beacon’s audit for its fiscal year ended December 31, 2006 has been completed.
     Metalico’s Board of Directors has discussed the status and requirements of a Public Trading Event under the Stockholder Agreement and has directed Metalico’s Management to investigate, pursue, and report on viable approaches. These discussions are reflected in the minutes of the Board and its Investment Committee, a body of independent Directors charged with reviewing and monitoring Metalico’s Beacon investment and recommending actions to the Board. No Director on the Investment Committee has an investment in Beacon.
     The Board also authorized and approved an amendment dated as of August 22, 2007 to the Stockholder Agreement (the “Amendment”) and, in connection with additional cash investments by Metalico and several other investors party to the Stockholder Agreement, a Series B Stock Subscription Agreement and Stockholder Agreement dated as of August 22, 2007 (the “Series B Stockholder Agreement”). Copies of the form of Amendment and the form of Series B Stockholder Agreement are being furnished along with this letter and will be filed as exhibits to Metalico’s Quarterly Report on Form 10-Q for the period ending September 30, 2007. The Amendment (in Section 5C, quoted on Page 2) and the Series B Stockholder Agreement (in Section 5C beginning on Page 3) both extend the deadline for the occurrence of a Public Trading Event from November 30, 2007 to, at the earliest, April 30, 2008 and the date as of which a Purchaser can request payment to, at the earliest, August 1, 2008; each such later date is subject to further extension under the terms of the applicable document. The occurrence of a Public Trading Event is understood as a benefit to Beacon’s stockholders as well as the event that terminates a potential Metalico obligation and an event that is within Metalico’s control. Beacon’s management requested and Beacon’s stockholders agreed to the changes in dates to provide Beacon maximum flexibility in determining the most advantageous method of causing a Public Trading Event to occur.
     At this time, no other action is before Metalico’s Board of Directors for approval or authorization. As a matter of standard corporate practice and procedure, it would be imprudent for Metalico’s Board to authorize formal action by Management without knowing details or reviewing pertinent documentation. The Board has discussed the Company’s potential

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

obligation if it fails to act and is aware that the alternative to approving a Public Trading Event is to preserve Metalico’s potential obligation.
     As a result of the investments made pursuant to the Series B Stockholder Agreement, Metalico now holds approximately 47.0% of Beacon’s outstanding stock. Metalico’s Chairman, President, and Chief Executive Officer owns personally an additional 8.2%.
•	Given that your total potential obligation related to your derivative liability is $12.7 million as of March 31, 2007, please tell us how you determined that the fair value of your derivative is zero. Please provide us with your fair value analysis of your derivative. Your analysis should provide us with sufficiently detailed information to allow us to understand the material assumptions you have made and why you believe those assumptions are reasonable.
     The Company hereby advises the Staff on a supplemental basis as follows.
Calculation of Derivative Beacon Co. Repurchase Obligation
     As of March 31, 2007, Metalico owned approximately 50.6% of Beacon’s outstanding common stock. Purchasers of Beacon common stock were granted rights to sell their respective holdings to Metalico on the following terms:
     Unless a “Public Trading Event” . . . has occurred on or before November 30, 2007, each purchaser shall have the right as of December 1, 2007, upon 30 days written notice to Metalico, to require Metalico to purchase all or a portion of the securities of such Purchaser acquired pursuant to the Stockholder Agreement.
     This amount was calculated to be $12,662,500 at March 31, 2007.
     “Public Trading Event” as originally defined in the Stockholder Agreement meant the filing of an appropriate application and required supporting materials with any national securities exchange or listing service providing a platform for public trading in Beacon’s common stock, expressly including without limitation the American Stock Exchange, the NASDAQ stock market, the OTC Bulletin Board, the Pink Sheets trading system, or any similar trading provider (each a “Trading Platform”).
Requirements To File An Application
     The application for filing with the fewest and most easily satisfied requirements included in the above list is, in Metalico’s opinion, the application to trade on the Pink Sheets trading system. (Metalico itself traded on the Pink Sheets before the Commission accepted its Form 10 on February 14, 2005.) With eight months to prepare and submit an application, this appears to be a

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

very low hurdle that can be easily attained.
     There are five primary requirements for a U.S. Pink Sheets registration. Management estimates the difficulties of compliance as follows:

Probability
Requirement	of Failure
1) Minimum requirement of 25 stockholders of record holding one board lot each
As of March 31, 2007, Beacon had 25 stockholders of record.	0%

2) Not a “blank check company.”
As of March 31, 2007 Beacon was not a “blank check company.”	0%

3) Current financial information must be available to market makers and stockholders
As of March 31, 2007, 2006 Beacon audit had not been completed by McGladrey & Pullen (“M&P”). Beacon was a consolidated subsidiary in Metalico’s 2006 financial statements which M&P audited; all parties contemplated a separate audit of Beacon’s 2006 financial statements.	1%

4) Foreign companies must have applied as exempt issuers under 12g3-2b with the SEC
Beacon is not a foreign company.	0%

5) Must have a market maker submit 15c211 application to NASD and agree to act as a market maker for securities of company
With eight months to complete, we do not believe this is difficult; Metalico has access to market makers and lends its experience with its own Pink Sheets application.	1%
Metalico’s management range of estimate of derivative liability as of March 31, 2007:

Probability of		Range of derivative
No “Public Trading Event”	Maximum Liability	liability

0 to 1%	$12,662,500	$0 to $127,000
     Management did not record a liability at March 31, 2007 due to immateriality.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

     Both Metalico and Beacon have the same Board Chairman, Carlos E. Agüero. Mr. Agüero did not foresee any difficulty in meeting the requirement above. Mr. Agüero is pursuing alternative methods to meet the Public Trading Event requirement besides a Pink Sheets registration in the interest of maximizing Beacon’s value. Metalico’s Audit Committee discussed recording this accrual and believed it to be immaterial.
     As noted in the July Response, Metalico’s derivative liability is extinguished upon the occurrence of a Public Trading Event under the Stockholder Agreement. The same provisions are repeated in the new Series B Stockholder Agreement. Under both agreements, a “Public Trading Event” now means the occurrence of one of the following:
(i)	as of April 30, 2008 [Beacon] shall have completed the filing of an appropriate application and required supporting materials with any of the following national securities exchanges or listing services providing a platform for public trading in [Beacon]’s common stock: the American Stock Exchange, the New York Stock Exchange, the NASDAQ market, or the OTC Bulletin Board (each a “Traditional Trading Platform”) or

(ii)	as of July 31, 2008 [Beacon] shall have completed an alternative listing arrangement through a reverse merger with a public shell, a listing on the Pink Sheets trading system, acquisition by a Special Purpose Acquisition Company (“SPAC”) or any other similar mechanism deemed appropriate by [Beacon]’s Board of Directors (each a “Non-Traditional Trading Platform” and, collectively together with the Traditional Trading Platform each a “Trading Platform”).
     If [Beacon] elects to cause a Public Trading Event to occur by making the filing contemplated in clause (i) above, [Beacon] shall use its reasonable efforts to have its filed application, as such may be amended, declared “effective” by the Securities Exchange Commission no later than September 30, 2008. If [Beacon] fails to have such filed application declared effective by September 30, 2008, it shall have until December 1, 2008 to complete a listing through a Non-Traditional Trading Platform. If [Beacon] fails to cause a Public Trading Event as contemplated above and within either of the time frames contemplated above, the Purchasers’ sole remedy shall be the rights set forth in Paragraph 5A.
     As noted above with reference to scheduled dates, the changes in the Stockholder Agreement (by amendment) and identical terms in the Series B Stockholder Agreement were motivated by a desire to provide Beacon maximum flexibility in determining the most advantageous method of causing a Public Trading Event to occur. (The deadline for a Public Trading Event was previously November 30, 2007 in all events.) Metalico continues to consider

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

the occurrence of a Public Trading Event to be extremely likely for the reasons set forth in the July Response. Additionally, Beacon’s management is at this time in active negotiations with a public shell company on the terms of a merger or other business combination. Although no assurance can be had that such merger will be completed, the ample time allowed for a relatively easy Pink Sheets filing (as noted above) provides a more than adequate back-up plan for terminating Metalico’s potential obligation.
     After giving effect to the investments made pursuant to the Series B Stockholder Agreement, Metalico’s total potential obligation in respect of a potential Beacon repurchase (including both subscription series) is $17,636,688 in cash or 1,653,399 shares of Metalico common stock. The respective amounts were fixed as of the dates that Purchasers made their respective capital contributions to Beacon and will not vary according to the date or dates of any Sale Notice.
Form 10-Q for the Quarter Ended June 30, 2007
Consolidated Statements of Income, page 3
2.	We note that you included your loss on the sales of property and equipment in financial and other income (expense). In future filings please classify these losses in operating income as required by 45 of SFAS 144.
     The Company hereby advises the Staff that it will comply with the Commission’s request with respect to loss on the sales of property and equipment in its future filings.
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours,

/s/ Eric W. Finlayson

Eric W. Finlayson
Senior Vice President and Chief Financial Officer

Exhibit 10.1
BEACON ENERGY CORP.
AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED
STOCK SUBSCRIPTION AGREEMENT
AND STOCKHOLDER AGREEMENT
     This Amendment No. 1 to the Amended and Restated Stock Subscription Agreement and Stockholder Agreement (this “Agreement”) is entered into as of August 22, 2007 by and among (i) Beacon Energy Corp. (f/k/a AgriFuel Co.)., a Delaware corporation (the “Company”), (ii) the Investors of common stock of the Company signatory hereto (collectively the “Investors” and each individually a “Investor”), and (iii) Metalico, Inc., a Delaware corporation (“Metalico”). The parties hereto hereby agree as follows:
     WHEREAS, Metalico and the Investors are parties to that certain Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated as of November 30, 2006 (the “Original Agreement”); and
     WHEREAS, Metalico and the Investors are entering into that certain Series B Subscription Agreement and Stockholder Agreement, providing for the issuance and sale of additional shares of common stock of the Company to Metalico and the Investors; and
     WHEREAS, as a further inducement to the Company to issue such additional shares of common stock, Metalico and the Investors have agreed to amend certain provisions of the Original Agreement, all on the terms and conditions set forth herein;
     NOW, THEREFORE, in consideration of the premises set forth in and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree to amend the Original Agreement as follows:
     1. AMENDMENT OF SECTION 5, “CONDITIONAL RIGHT TO SELL”.
     Section 5 of the Original Agreement shall be amended and replaced in its entirety with the following:
     “5. CONDITIONAL RIGHT TO SELL.
               5A. Sale Rights. (i) Unless a Public Trading Event (as defined in Paragraph 5C) has occurred, each Purchaser shall have the right as of August 1, 2008 or December 1, 2008, as determined by reference to Paragraph 5C, upon thirty (30) days written notice (a “Sale Notice”) to Metalico, to require Metalico to purchase all or a portion of the Securities of such Purchaser acquired pursuant to this Agreement for consideration equal to, at the option of such Purchaser, either:
     (a) cash in an amount equal to twice the portion of such Purchaser’s Capital Contribution allocable to the Securities subject to such sale, or
     (b) common stock of Metalico, at a per-share price equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser’s Capital Contribution was made, for the portion of such Purchaser’s Capital Contribution allocable to the Securities subject to such sale.

A Purchaser may in its discretion allocate any such sale of all or a portion of its Securities between the two options described in this Paragraph 5A(i).
               (ii) Each Purchaser’s right to deliver a Sale Notice and to compel a sale as provided under Paragraph 5A(i) shall terminate as of the close of business on September 2,, 2008 or January 2, 2009, as determined by reference to Paragraph 5C and 5A.
               (iii) Metalico shall make any cash payment required in connection with a sale pursuant to Paragraph 5A(i)(a) within thirty (30) days of its receipt of an appropriate Sale Notice and shall issue and cause to be delivered any stock required in connection with a sale pursuant to Paragraph 5A(i)(b) promptly after its receipt of an appropriate Sale Notice, subject to regulatory and exchange requirements.
               5B. Stock Rights. Nothing in this Agreement shall confer or be deemed to confer any “tagalong” or other rights in connection with the Securities or any common stock of Metalico acquired pursuant to Paragraph 5A(i)(b) except as expressly set forth herein. Each Purchaser expressly acknowledges and agrees that the date of acquisition of any Metalico stock pursuant to Paragraph 5A(i)(b) shall be the date the stock of the Company used by the Purchaser to acquire such Metalico stock is delivered to Metalico as payment therefor, such date being the date of acquisition of the Metalico stock for purposes of Rule 144. Metalico shall use its best efforts to register any stock issued pursuant to Paragraph 5A(i)(b) within 120 days of issuance so as to allow for public sale.
               5C. Public Trading Event. For purposes of this Paragraph 5, “Public Trading Event” means the occurrence of one of the following
(i)	as of April 30, 2008 the Company shall have completed the filing of an appropriate application and required supporting materials with any of the following national securities exchanges or listing services providing a platform for public trading in the Company’s common stock: the American Stock Exchange, the New York Stock Exchange, the NASDAQ market, or the OTC Bulletin Board (each a “Traditional Trading Platform”) or

(ii)	as of July 31, 2008 completed an alternative listing arrangement through a reverse merger with a public shell, a listing on the Pink Sheets trading system, acquisition by a Special Purpose Acquisition Company (“SPAC”) or any other similar mechanism deemed appropriate by the Company’s Board of Directors (each a “Non-Traditional Trading Platform” and, collectively together with the Traditional Trading Platform each a “Trading Platform” ).
     If the Company elects to cause a Public Trading Event to occur by making the filing contemplated in clause (i) above, the Company shall use its reasonable efforts to have its filed application, as such may be amended, declared “effective” by the Securities Exchange Commission no later than September 30, 2008. If the Company fails to have such filed application declared effective by September 30, 2008, it shall have until December 1, 2008 to complete a listing through a Non-Traditional Trading Platform. If the Company fails to cause a Public Trading Event as contemplated above and within either of the time frames contemplated above, the Purchasers’ sole remedy shall be the rights set forth in Paragraph 5A.
     3. AMENDMENT OF SECTION 10A “Consent to Amendments”.
     Section 10A of the Original Agreement shall be amended and replaced in its entirety with the following:
     “10A. Consent to Amendments. Except for Section 5 and this Paragraph 10A, this Agreement may not be amended without the prior written consent of the Company, Metalico, and that number of

Purchasers holding eighty-percent (80%) of the Securities owned by the Purchasers in the aggregate and their respective permitted successors and assigns. With respect to Section 5 and this Paragraph 10A, they may not be amended without the prior written consent of the Company, Metalico and all the Purchasers and their respective permitted successors and assigns. ”
     4. NO FURTHER AMENDMENT
     All other terms and conditions of the Original Agreement shall remain in full force and effect.
     5. MISCELLANEOUS.
          5A. Consent to Amendments. This Agreement may not be amended without the prior written consent of the Company, Metalico, and all the Purchasers and their respective permitted successors and assigns.
          5B. Survival of Representations and Warranties; Entire Agreement. All representations and warranties contained in the Original Agreement are true and correct as of the date hereof. This Agreement embodies the entire agreement and understanding among the Investors, the Company, and Metalico and supersedes all prior agreements and understandings relating to the subject matter hereof and thereof, expressly including without limitation the Original Agreement.
          5C. Successors and Assigns. All covenants and other agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any transferee) whether so expressed or not, provided neither the Company nor Metalico may delegate the performance of any of its respective obligations hereunder or assign any of its rights hereunder.
          5D. Additional Stock. Nothing in this Agreement shall limit or be deemed to limit the right of Metalico or any Purchaser to acquire additional shares of the common stock of the Company through subsequent subscriptions, additional stock issuances, private or public purchases from the Company or other holders, or otherwise. By its execution of this Agreement, each party acknowledges and agrees that the rights granted under this Agreement are granted solely with respect to the Securities purchased hereunder and do not and shall not attach to any other common stock issued by the Company to any holder thereof.
          5E. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO ANY LAWS OR RULES RELATING TO CONFLICTS OF LAWS THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK).
          5F. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.
          5G. Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.
     IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be executed by their officers thereunto duly authorized, under seal, as of the date first above written.

BEACON ENERGY CORP.
By:
Carlos E. Agüero Chairman

METALICO, INC.
By:
Carlos E. Agüero
Chief Executive Officer

The foregoing Agreement is hereby accepted as of the date first above written.

INVESTORS
By:
Signature
Name:
Please Print

Exhibit 10.2
Beacon Energy Corp.
SERIES B STOCK SUBSCRIPTION AGREEMENT
AND STOCKHOLDER AGREEMENT
     This Series B Stock Subscription Agreement and Stockholder Agreement (this “Agreement”) is entered into as of August 22, 2007 by and among (i) Beacon Energy Corp., a Delaware corporation (the “Company”), (ii) the purchasers of common stock of the Company signatory hereto (collectively the “Purchasers” and each individually a “Purchaser”), and (iii) Metalico, Inc., a Delaware corporation (“Metalico”). The parties hereto hereby agree as follows:
     WHEREAS, the Purchasers have previously entered into that certain Stock Subscription Agreement by and between such Purchasers and the Company dated on or about September 29, 2006 (the “Original Agreement”) and that certain Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated as of November 30, 2006 (the “Amended Agreement”), providing for the issuance and sale of additional shares of common stock of the Company to the Purchasers; and
     WHEREAS, the Company, the Purchasers and Metalico have agreed that the Company may and shall raise additional capital through the issuance and sale of additional shares to Metalico and the Purchasers,
     NOW, THEREFORE, in consideration of the premises set forth in and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged :
     1. AUTHORIZATION. The Company acknowledges that it has authorized or will authorize the issue and sale of additional shares of common stock in the Company (the “Series B Securities”) to be held by the respective Purchasers in the amounts and for the consideration (for each individual Purchaser such Purchaser’s “Series B Capital Contribution”) set forth below such Purchaser’s signature hereto.
     2. PURCHASE AND SALE OF SECURITIES; CLOSING.
          2A. Purchase and Sale of Series B Securities. Subject to the terms and conditions of this Agreement, the Company shall sell to each Purchaser, and each Purchaser shall purchase from the Company, Series B Securities in the number specified below such Purchaser’s signature hereto at a price equal to $31.25 per share for the Series B Capital Contribution set forth below such Purchaser’s signature hereto, in each case registered in such Purchaser’s name or that of the Purchaser’s nominee or nominees. Notwithstanding the foregoing, each Purchaser’s obligations under this Agreement are several and not joint obligations and no Purchaser shall have any obligation or liability for the performance or non-performance by any other Purchaser of such other Purchaser’s obligation under this Agreement. Except as set forth immediately below, Purchasers shall be permitted to purchase up to that number of Series B Securities indicated next to their name in Schedule 6A in the column entitled “Series B”. In the event that one or more Purchasers declines to purchase some or all of their allotted Series B Securities indicated on Schedule 6A, such shares shall be re-allocated among the remaining Purchasers on a pro-rata basis based upon existing ownership of the Company’s common stock. Such re-allocation shall continue until either (i) the total number of Series B Securities subscribed to by all Purchasers in the aggregate equals 192,000, or (ii) all remaining Purchasers decline their respective pro-rata re-allocation. The Company reserves the right to reduce the total number of Series B Securities available for subscription.
          2B. Closing. The purchase and sale of the Series B Securities shall take place at the offices of Beacon Energy Co., 186 North Avenue East, Cranford, New Jersey at a closing (the “Closing”) to be held within ten (10) days after the date of execution of this Agreement (the “Closing Date”).
     3. CONDITIONS OF CLOSING. Each Purchaser’s obligation to purchase and pay for its Series B Securities at the Closing is subject to the fulfillment to its satisfaction or its written waiver of the following conditions, provided that the closing of the purchase shall constitute the waiver by the Purchasers of any such conditions that shall not have theretofore been satisfied:
          3A. Representations and Warranties. The representations and warranties contained in Paragraph 6 hereinbelow shall be true and correct on and as of the Closing Date after giving effect to the issue and sale of the Series B Securities and application of the proceeds as contemplated by the Agreement.
          3B. Sale of all Series B Securities. The Company shall have made available to each Purchaser the Series B Securities to be purchased by it at the Closing as provided in Paragraph 2A hereinabove, provided that the failure of any Purchaser to close or consummate its purchase of Series B Securities shall not excuse or waive the obligation of any other Purchaser to close or consummate its respective purchase.
          3C. Metalico Approval. The Board of Directors of Metalico shall have approved the execution and delivery of this Agreement and the undertakings of Metalico contemplated hereunder.
     4. COVENANTS OF THE COMPANY.
          4A. Financial and Other Reporting by the Company. The Company will deliver to each holder of a Security:
               (i) that certain power point presentation and financial model of the Company dated as of July 2007, as amended through the date hereof;
               (ii) audited financial statements of the Company as of December 31, 2006;
               (iii) with reasonable promptness after any officer of the Company obtains knowledge or notice, either written or oral, of any condition or event particular to the Company which could reasonably be expected to have a material adverse effect on the business, operations, or prospects of the Company, subject to Paragraph 5D hereinbelow; and
               (iv) with reasonable promptness, any such other information and data with respect to the Company as from time to time may be reasonably requested by any holder or holders of a Security, subject to Paragraph 5D hereinbelow.
          4B. Use of Proceeds. The Company will use the proceeds of the sale of the Series B Securities to fund investments in developmental-stage and existing plant production projects, the purchase and/or construction of a biodiesel refinery, the funding of various and ancillary start-up costs, the payment of general operating expenses including payroll, and other general corporate purposes.
          4C. Business of the Company. The business of the Company shall be: to become a vertically integrated international biofuels production, storage, distribution and marketing company; to own farmland for the production of biofuels feedstock; and to acquire and operate existing biofuel production facilities.
          4D. Investor Relations Firm. On or before the effective date of the the registration or acceptance for trading of the Company’s stock by a Trading Platform (as defined in Paragraph 5C), the Company shall retain an investor relations firm to promote the Company’s stock.

          4E Board of Directors. On or before December 31, 2007 the Company shall appoint two additional members to its Board of Directors (for a total of four members). Such two appointees will include a representative chosen from among the Purchasers and one third party independent director.
          4F. Anti-Dilution. Until the Platform Date (as defined in Paragraph 5C), the Company shall not issue any shares of common stock or securities convertible into or exercisable for shares of common stock at a price per share less than $31.25 (as such may be adjusted to account for any stock split, reverse stock split, merger or other corporate re-organization), except for options (and the shares of common stock underlying such options) under a stock option plan or similar arrangement approved by the Company’s Board of Directors.
     5. CONDITIONAL RIGHT TO SELL.
          5A. Sale Rights. (i) Unless a Public Trading Event (as defined in Paragraph 5C) has occurred, each Purchaser shall have the right as of August 1, 2008 or December 1, 2008, as determined by reference to Paragraph 5C, upon thirty (30) days written notice (a “Sale Notice”) to Metalico, to require Metalico to purchase all or a portion of the Series B Securities of such Purchaser acquired pursuant to this Agreement for consideration equal to, at the option of such Purchaser, either:
     (a) cash in an amount equal to twice the portion of such Purchaser’s Series B Capital Contribution allocable to the Series B Securities subject to such sale, or
     (b) common stock of Metalico, at a per-share price equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser’s Series B Capital Contribution was made, for the portion of such Purchaser’s Series B Capital Contribution allocable to the Series B Securities subject to such sale.
A Purchaser may in its discretion allocate any such sale of all or a portion of its Series B Securities between the two options described in this Paragraph 5A(i).
               (ii) Each Purchaser’s right to deliver a Sale Notice and to compel a sale as provided under Paragraph 5A(i) shall terminate as of the close of business on September 2,, 2008 or January 2, 2009, as determined by reference to Paragraph 5C and 5A.
               (iii) Metalico shall make any cash payment required in connection with a sale pursuant to Paragraph 5A(i)(a) within thirty (30) days of its receipt of an appropriate Sale Notice and shall issue and cause to be delivered any stock required in connection with a sale pursuant to Paragraph 5A(i)(b) promptly after its receipt of an appropriate Sale Notice, subject to regulatory and exchange requirements.
          5B. Stock Rights. Nothing in this Agreement shall confer or be deemed to confer any “tagalong” or other rights in connection with the Series B Securities or any common stock of Metalico acquired pursuant to Paragraph 5A(i)(b) except as expressly set forth herein. Each Purchaser expressly acknowledges and agrees that the date of acquisition of any Metalico stock pursuant to Paragraph 5A(i)(b) shall be the date the stock of the Company used by the Purchaser to acquire such Metalico stock is delivered to Metalico as payment therefor, such date being the date of acquisition of the Metalico stock for purposes of Rule 144. Metalico shall use its best efforts to register any stock issued pursuant to Paragraph 5A(i)(b) within 120 days of issuance so as to allow for public sale.
          5C. Public Trading Event. For purposes of this Paragraph 5, “Public Trading Event” means the occurrence of one of the following

(i)	as of April 30, 2008 the Company shall have completed the filing of an appropriate application and required supporting materials with any of the following national securities exchangesor listing services providing a platform for public trading in the Company’s common stock: the American Stock Exchange, the New York Stock Exchange, the NASDAQ market, or the OTC Bulletin Board (each a “Traditional Trading Platform”) or

(ii)	as of July 31, 2008 completed an alternative listing arrangement through a reverse merger with a public shell, a listing on the Pink Sheets trading system, acquisition by a Special Purpose Acquisition Company (“SPAC”) or any other similar mechanism deemed appropriate by the Company’s Board of Directors (each a “Non-Traditional Trading Platform” and, collectively together with the Traditional Trading Platform each a “Trading Platform” ).
     “Platform Date” shall mean the earlier to occur of (a) the date as of which a filing contemplated under clause (i) above of this Paragraph 5C is declared “effective” by the Securities Exchange Commission and (b) the date as of which an arrangement contemplated under clause (ii) above of this Paragraph 5C is completed.
     If the Company elects to cause a Public Trading Event to occur by making the filing contemplated in clause (i) above, the Company shall use its reasonable efforts to have its filed application, as such may be amended, declared “effective” by the Securities Exchange Commission no later than September 30, 2008. If the Company fails to have such filed application declared effective by September 30, 2008, it shall have until December 1, 2008 to complete a listing through a Non-Traditional Trading Platform. If the Company fails to cause a Public Trading Event as contemplated above and within either of the time frames contemplated above, the Purchasers’ sole remedy shall be the rights set forth in Paragraph 5A.
     By its execution of this Agreement, the Company agrees to use its best efforts to cause a Public Trading Event to occur. By its execution of this Agreement, Metalico agrees to use its best efforts to seek the authorization of its Board of Directors, to the extent necessary, to cause or permit any actions by the Company necessary or appropriate to achieve a Public Trading Event and the effectiveness of any resulting registration or listing, provided that nothing in this Paragraph 5C shall be deemed to obligate Metalico to perform any act in violation of applicable law or regulation.
          5D. Insider Information. Upon the registration or acceptance for trading of the Company’s stock by a Trading Platform, the Company’s obligations to individual Purchasers under Paragraphs 4A(ii) and (iii) shall automatically terminate unless, with respect to any individual Purchaser, such Purchaser delivers written notice to the Company to the effect that such Purchaser wishes to continue receiving the information contemplated thereunder. Each Purchaser acknowledges that receipt of such information may subject it to insider trading restrictions under federal securities law.
     6. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants:
          6A. Organization, Etc. (i) It is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now being conducted and which it proposes to conduct. It has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. Schedule 6A correctly identifies the correct legal name of the Company, its jurisdiction of organization, the jurisdictions in which it is qualified to do business and its officers and directors.
               (ii) This Agreement has been duly authorized by all necessary action on its part and has been or will have been as of the Closing Date duly executed and delivered by its duly authorized officers and constitutes (or will constitute upon execution thereof by such officers) its legal, valid and binding obligations, enforceable against it in accordance with its terms.

          6B. Company Ownership. Its outstanding shares are as described on Schedule 6A. All of the outstanding shares are or will be, by the Closing Date, validly issued, fully paid and non-assessable and, to the knowledge and expectation of the Company, are now owned or will be owned immediately after the Closing, of record and, to the knowledge of the Company, beneficially, in the amounts and by the persons as set forth in Schedule 6A as it may be supplemented prior to the Closing Date, free and clear of any lien of any kind, provided that the Company makes no warranty or guaranty that the Purchasers designated on Schedule 6A have consummated or will consummate their respective purchases of Series B Securities and therefore makes no representation or warranty that the ownership of outstanding shares set forth in Schedule 6A with respect to Purchasers will be accurate. The designation, powers, preferences, rights, qualifications, limitations and restriction in respect of the Series B Securities are as set forth in the Company’s certificate of incorporation as it has been or may be amended from time to time and are valid, binding and enforceable in accordance with all applicable laws. The Series B Securities, when issued, will be validly issued, fully paid and non-assessable and with no personal liability attaching to the ownership thereof and will be free and clear of all liens, charges and restrictions.
     7. REPRESENTATIONS OF THE PURCHASERS. Each Purchaser represents (with respect to itself only) that:
          7A. Purchase for Own Account. It is purchasing its Series B Securities for its own account and not with a view to the distribution thereof or with any present intention of distributing or selling any of the Series B Securities, provided that the disposition of the Purchaser’s property shall at all times be within its control subject to applicable law and regulation.
          7B. Accredited Investor Status. It has such knowledge and experience in financial affairs that it is capable of evaluating the merits and risks of purchasing the Series B Securities purchased by it, and it has not relied in connection with this investment upon any representations, warranties or agreements other than those set forth in this Agreement. Its financial situation is such that it can afford to bear the economic risk of holding the Series B Securities for an indefinite period of time, and can afford to suffer the complete loss of its investment in the Series B Securities. It is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.
          7C. Unregistered Securities. It is aware that the Series B Securities have not been registered under the federal Securities Act of 1933, as amended, or any state securities laws, pursuant to exemptions from registration. It understands that the reliance by the Company on such exemptions is predicated in part upon the truth and accuracy of the statements by such Purchaser in this Agreement.
     8. REPRESENTATIONS OF METALICO. Metalico represents and warrants:
               (i) It is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to execute, deliver and perform its obligations under this Agreement.
               (ii) This Agreement has been duly authorized by all necessary action on its part and has been or will have been as of the Closing Date duly executed and delivered by its duly authorized officers and constitutes (or will constitute upon execution thereof by such officers) its legal, valid and binding obligations, enforceable against it in accordance with its terms.
     9. RATABLE LIQUIDATION. If the Company shall be voluntarily or involuntarily liquidated, dissolved, or wound up (including, without limitation, any liquidation or dissolution following a sale or transfer of all or substantially all of the assets of the Company and including a merger or other combination in which the Company is not the surviving corporation) (collectively, a “Liquidation”), then, as among the Purchasers and Metalico and solely with respect to the common stock of the Company issued and outstanding upon the consummation of the purchases contemplated under this Agreement, each such party shall be entitled to a distribution from the property of the Corporation available for distribution to stockholders upon such Liquidation in an amount ratably proportional to such party’s investment in the

Company upon the effectiveness of this Agreement and not, to the extent it may differ, in proportion to the respective numbers of shares of the Company’s stock held by each such party.
     10. MISCELLANEOUS.
          10A. Consent to Amendments. Except for Section 5 and this Paragraph 10A, this Agreement may not be amended without the prior written consent of the Company, Metalico, and that number of Purchasers holding eighty-percent (80%) of the Series B Securities owned by the Purchasers in the aggregate and their respective permitted successors and assigns. With respect to Section 5 and this Paragraph 10A, they may not be amended without the prior written consent of the Company, Metalico and all the Purchasers and their respective permitted successors and assigns.
          1B. Survival of Representations and Warranties; Entire Agreement. All representations and warranties contained in this Agreement shall survive the execution of this Agreement. This Agreement embodies the entire agreement and understanding among the Purchasers, the Company, and Metalico and supersedes all prior agreements and understandings relating to the subject matter hereof and thereof..
          11C. Successors and Assigns. All covenants and other agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any transferee) whether so expressed or not, provided neither the Company nor Metalico may delegate the performance of any of its respective obligations hereunder or assign any of its rights hereunder.
          11D. Additional Stock. Nothing in this Agreement shall limit or be deemed to limit the right of Metalico or any Purchaser to acquire additional shares of the common stock of the Company through subsequent subscriptions, additional stock issuances, private or public purchases from the Company or other holders, or otherwise, subject to Paragraph 4F. By its execution of this Agreement, each party acknowledges and agrees that the rights granted under this Agreement are granted solely with respect to the Series B Securities purchased hereunder and do not and shall not attach to any other common stock issued by the Company to any holder thereof.
          11E. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO ANY LAWS OR RULES RELATING TO CONFLICTS OF LAWS THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK).
          11F. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.
          11G. Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

     If you are in agreement with the foregoing, please sign the form of acceptance set forth below and return the same to the Company.

BEACON ENERGY CORP.
By:
Carlos E. Agüero
Chairman

The foregoing Agreement is hereby accepted as of
the date first above written.

*
By:

Signature
Name:

Please Print
Series B Capital Contribution: $

Number of Shares:

*	Corporate/business entities: Please insert appropriate Purchaser’s name and signature block.